Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the nine months ended

	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
	2009	2009	2009	2008	2008	2009	2008

Interest, Dividend and Fee Income
Loans	$1,717	$1,825	$2,213	$2,554	$2,467	$5,755	$8,060
Securities	525	683	824	744	701	2,032	2,447
Deposits with banks	23	48	96	182	203	167	748

	2,265	2,556	3,133	3,480	3,371	7,954	11,255

Interest Expense
Deposits	592	967	1,446	1,590	1,612	3,005	5,751
Subordinated debt	58	56	60	61	61	174	161
Capital trust securities and preferred shares	20	19	21	23	22	60	68
Other liabilities	129	179	279	397	394	587	1,612

	799	1,221	1,806	2,071	2,089	3,826	7,592

Net Interest Income	1,466	1,335	1,327	1,409	1,282	4,128	3,663
Provision for credit losses (Note 3)	417	372	428	465	484	1,217	865

Net Interest Income After Provision for Credit Losses	1,049	963	899	944	798	2,911	2,798

Non-Interest Revenue
Securities commissions and fees	240	235	248	270	294	723	835
Deposit and payment service charges	206	204	205	203	190	615	553
Trading revenues	273	63	224	435	220	560	111
Lending fees	140	148	119	120	116	407	309
Card fees	35	33	24	58	88	92	233
Investment management and custodial fees	85	84	88	87	86	257	252
Mutual fund revenues	119	106	114	140	151	339	449
Securitization revenues	202	262	264	167	133	728	346
Underwriting and advisory fees	101	103	77	66	97	281	287
Securities losses, other than trading	(12)	(42)	(314)	(252)	(75)	(368)	(63)
Foreign exchange, other than trading	1	25	13	(4)	25	39	84
Insurance income	85	64	60	56	60	209	181
Other	37	35	(7)	58	79	65	152

	1,512	1,320	1,115	1,404	1,464	3,947	3,729

Net Interest Income and Non-Interest Revenue	2,561	2,283	2,014	2,348	2,262	6,858	6,527

Non-Interest Expense
Employee compensation (Note 9)	1,122	1,129	1,087	1,007	1,044	3,338	2,969
Premises and equipment (Note 2)	313	339	327	338	312	979	903
Amortization of intangible assets (Note 2)	48	54	51	48	45	153	135
Travel and business development	73	73	82	95	87	228	233
Communications	55	57	51	57	50	163	145
Business and capital taxes	19	13	15	11	20	47	31
Professional fees	91	82	92	113	102	265	271
Other	162	141	136	157	122	439	389

	1,883	1,888	1,841	1,826	1,782	5,612	5,076

Restructuring Reversal (Note 10)	(10)	–	–	(8)	–	(10)	–

Income Before Provision for (Recovery of) Income Taxes and Non-Controlling Interest in Subsidiaries	688	395	173	530	480	1,256	1,451
Income taxes	112	18	(71)	(49)	(59)	59	(22)

	576	377	244	579	539	1,197	1,473
Non-controlling interest in subsidiaries	19	19	19	19	18	57	55

Net Income	$557	$358	$225	$560	$521	$1,140	$1,418

Preferred share dividends	$33	$26	$23	$25	$19	$82	$48
Net income available to common shareholders	$524	$332	$202	$535	$502	$1,058	$1,370
Average common shares (in thousands)	547,134	543,634	520,020	503,004	504,124	536,855	501,746
Average diluted common shares (in thousands)	549,968	544,327	523,808	506,591	508,032	538,332	506,732

Earnings Per Share (Canadian $)
Basic	$0.97	$0.61	$0.39	$1.06	$1.00	$1.97	$2.73
Diluted	0.97	0.61	0.39	1.06	0.98	1.97	2.70
Dividends Declared Per Common Share	0.70	0.70	0.70	0.70	0.70	2.10	2.10

    The accompanying notes are an integral part of these interim consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

30 • BMO Financial Group Third Quarter Report 2009

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at

	July 31,	April 30,	January 31,	October 31,	July 31,
	2009	2009	2009	2008	2008

Assets
Cash Resources	$14,567	$14,232	$26,390	$21,105	$22,054

Securities
Trading	66,152	66,704	61,752	66,032	63,628
Available-for-sale	42,559	39,295	35,189	32,115	23,426
Other	1,436	1,501	1,517	1,991	1,821

	110,147	107,500	98,458	100,138	88,875

Securities Borrowed or Purchased Under Resale Agreements	45,250	38,521	32,283	28,033	32,433

Loans
Residential mortgages	48,760	48,052	50,107	49,343	51,757
Consumer instalment and other personal	44,466	44,316	44,355	43,737	40,292
Credit cards	2,383	2,100	2,105	2,120	3,532
Businesses and governments	70,705	77,271	84,557	84,151	71,961

	166,314	171,739	181,124	179,351	167,542
Customers’ liability under acceptances	9,042	9,736	10,716	9,358	9,834
Allowance for credit losses (Note 3)	(1,798)	(1,825)	(1,741)	(1,747)	(1,494)

	173,558	179,650	190,099	186,962	175,882

Other Assets
Derivative instruments	59,580	77,473	81,985	65,586	43,167
Premises and equipment (Note 2)	1,642	1,684	1,709	1,721	1,582
Goodwill	1,551	1,670	1,706	1,635	1,449
Intangible assets (Note 2)	647	671	676	710	658
Other	8,419	10,844	9,868	10,160	8,947

	71,839	92,342	95,944	79,812	55,803

Total Assets	$415,361	$432,245	$443,174	$416,050	$375,047

Liabilities and Shareholders’ Equity
Deposits
Banks	$23,211	$27,874	$31,422	$30,346	$29,988
Businesses and governments	122,269	118,205	133,388	136,111	131,748
Individuals	99,473	101,090	99,770	91,213	86,921

	244,953	247,169	264,580	257,670	248,657

Other Liabilities
Derivative instruments	58,570	75,070	77,764	60,048	36,786
Acceptances	9,042	9,736	10,716	9,358	9,834
Securities sold but not yet purchased	12,717	14,131	16,327	18,792	17,415
Securities lent or sold under repurchase agreements	48,816	46,170	36,012	32,492	28,148
Other	16,149	14,708	12,969	14,071	11,650

	145,294	159,815	153,788	134,761	103,833

Subordinated Debt (Note 11)	4,249	4,379	4,389	4,315	4,204

Capital Trust Securities	1,150	1,150	1,150	1,150	1,150

Preferred Share Liability (Note 12)	–	–	–	250	250

Shareholders’ Equity
Share capital (Note 12)	8,626	8,099	7,676	6,454	6,458
Contributed surplus	78	77	76	69	68
Retained earnings	11,525	11,391	11,434	11,632	11,471
Accumulated other comprehensive income (loss)	(514)	165	81	(251)	(1,044)

	19,715	19,732	19,267	17,904	16,953

Total Liabilities and Shareholders’ Equity	$415,361	$432,245	$443,174	$416,050	$375,047

    The accompanying notes are an integral part of these interim consolidated financial statements.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2009 • 31

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income (Loss)

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended

	July 31,	July 31,	July 31,	July 31,
	2009	2008	2009	2008

Net income	$557	$521	$1,140	$1,418
Other Comprehensive Income
Net change in unrealized gains (losses) on available-for-sale securities	107	(51)	354	24
Net change in unrealized gains (losses) on cash flow hedges	(363)	50	(144)	194
Net gain (loss) on translation of net foreign operations	(423)	65	(473)	271

Total Comprehensive Income (Loss)	$(122)	$585	$877	$1,907

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended

	July 31,	July 31,	July 31,	July 31,
	2009	2008	2009	2008

Preferred Shares
Balance at beginning of period	$2,171	$1,446	$1,746	$1,196
Issued during the period (Note 12)	400	300	825	550

Balance at End of Period	2,571	1,746	2,571	1,746

Common Shares
Balance at beginning of period	5,928	4,668	4,773	4,411
Issued during the period (Note 12)	–	–	1,000	–
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	93	32	231	87
Issued under the Stock Option Plan	34	12	51	34
Issued on the acquisition of a business	–	–	–	180

Balance at End of Period	6,055	4,712	6,055	4,712

Contributed Surplus
Balance at beginning of period	77	67	69	58
Stock option expense/exercised	1	1	7	10
Premium on treasury shares	–	–	2	–

Balance at End of Period	78	68	78	68

Retained Earnings
Balance at beginning of period	11,391	11,327	11,632	11,166
Net income	557	521	1,140	1,418
Dividends – Preferred shares	(33)	(19)	(82)	(48)
– Common shares	(384)	(353)	(1,144)	(1,055)
Share issue expense	(6)	(5)	(32)	(10)
Treasury shares	–	–	11	–

Balance at End of Period	11,525	11,471	11,525	11,471

Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	173	110	(74)	35
Unrealized gains (losses) on available-for-sale securities arising during the period (net of income tax (provision) recovery of $(43), $42, $(161) and $25)	111	(89)	278	(54)
Reclassification to earnings of (gains) losses in the period (net of income tax (provision) recovery of $2, $(18), $(31) and $(37))	(4)	38	76	78

Balance at End of Period	280	59	280	59

Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	477	(22)	258	(166)
Gains (losses) on cash flow hedges arising during the period (net of income tax (provision) recovery of $120, $(20), $25 and $(72))	(293)	37	(75)	141
Reclassification to earnings of (gains) losses on cash flow hedges (net of income tax (provision) recovery of $33, $(6), $34 and $(25))	(70)	13	(69)	53

Balance at End of Period	114	28	114	28

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(485)	(1,196)	(435)	(1,402)
Unrealized gain (loss) on translation of net foreign operations	(1,238)	182	(1,373)	800
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $(356), $57, $(394) and $253)	815	(117)	900	(529)

Balance at End of Period	(908)	(1,131)	(908)	(1,131)

Total Accumulated Other Comprehensive Loss	(514)	(1,044)	(514)	(1,044)

Total Shareholders’ Equity	$19,715	$16,953	$19,715	$16,953

The accompanying notes are an integral part of these interim consolidated financial statements.
32 • BMO Financial Group Third Quarter Report 2009

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended

	July 31,	July 31,	July 31,	July 31,
	2009	2008	2009	2008

Cash Flows from Operating Activities
Net income	$557	$521	$1,140	$1,418
Adjustments to determine net cash flows provided by (used in) operating activities
Write-down of securities, other than trading	24	61	282	135
Net loss (gain) on securities, other than trading	(12)	14	86	(72)
Net (increase) decrease in trading securities	(4,423)	1,158	(2,329)	9,510
Provision for credit losses	417	484	1,217	865
(Gain) on sale of securitized loans (Note 4)	(164)	(113)	(554)	(288)
Change in derivative instruments – (Increase) decrease in derivative asset	14,656	1,918	2,233	(8,949)
– Increase (decrease) in derivative liability	(11,643)	(4,096)	4,294	1,471
Amortization of premises and equipment	79	64	209	187
Amortization of intangible assets	48	45	153	135
Net (increase) decrease in future income taxes	(73)	109	(161)	152
Net (increase) decrease in current income taxes	317	(341)	507	(868)
Change in accrued interest – Decrease in interest receivable	239	104	537	433
– (Decrease) in interest payable	(237)	(111)	(421)	(373)
Changes in other items and accruals, net	1,544	532	(341)	(1,935)
(Gain) on sale of land and buildings	(1)	(13)	(6)	(13)

Net Cash Provided by Operating Activities	1,328	336	6,846	1,808

Cash Flows from Financing Activities
Net increase (decrease) in deposits	7,845	8,199	(1,599)	5,924
Net (decrease) in securities sold but not yet purchased	(1,094)	(2,714)	(5,786)	(7,962)
Net increase (decrease) in securities lent or sold under repurchase agreements	5,144	(2,083)	20,063	(4,886)
Net increase (decrease) in liabilities of subsidiaries	(1)	(832)	(114)	2,054
Repayment of subordinated debt (Note 11)	–	–	(140)	(150)
Proceeds from issuance of subordinated debt (Note 11)	–	–	–	900
Redemption of preferred share liability (Note 12)	–	–	(250)	–
Proceeds from issuance of preferred shares (Note 12)	400	300	825	550
Proceeds from issuance of common shares (Note 12)	34	12	1,051	34
Share issue expense	(6)	(5)	(32)	(10)
Cash dividends paid	(324)	(340)	(995)	(1,016)

Net Cash Provided by (Used in) Financing Activities	11,998	2,537	13,023	(4,562)

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(129)	654	8,187	1,924
Purchases of securities, other than trading	(6,337)	(3,933)	(30,664)	(16,867)
Maturities of securities, other than trading	2,907	1,994	9,060	14,188
Proceeds from sales of securities, other than trading	2,453	1,169	13,726	6,967
Net (increase) in loans	(2,277)	(6,669)	(2,359)	(15,708)
Proceeds from securitization of loans (Note 4)	417	2,626	5,998	5,771
Net (increase) decrease in securities borrowed or purchased under resale agreements	(8,914)	1,492	(20,261)	6,332
Proceeds from sales of land and buildings	1	19	12	19
Premises and equipment – net purchases	(78)	(71)	(165)	(175)
Purchased and developed software – net purchases	(52)	(48)	(140)	(107)
Acquisitions (Note 8)	–	(49)	(316)	(153)

Net Cash Provided By (Used in) Investing Activities	(12,009)	(2,816)	(16,922)	2,191

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(806)	39	(1,323)	157

Net Increase (Decrease) in Cash and Cash Equivalents	511	96	1,624	(406)
Cash and Cash Equivalents at Beginning of Period	10,247	3,148	9,134	3,650

Cash and Cash Equivalents at End of Period	$10,758	$3,244	$10,758	$3,244

Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$9,541	$1,747	$9,541	$1,747
Cheques and other items in transit, net	1,217	1,497	1,217	1,497

	$10,758	$3,244	$10,758	$3,244

Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the period	$1,054	$2,193	$4,261	$7,899
Amount of income taxes paid (refunded) in the period	$(243)	$132	$(249)	$740

The accompanying notes are an integral part of these interim consolidated financial statements.	Certain comparative figures have been reclassified to conform with the current period’s presentation.
BMO Financial Group Third Quarter Report 2009 • 33

Notes to Consolidated Financial Statements
July 31, 2009 (Unaudited)

Note 1: Basis of Presentation
These interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2008 as set out on pages 108 to 151 of our 2008 Annual Report. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our annual consolidated financial statements for the year ended October 31, 2008, except as described in Note 2.

Note 2: Change in Accounting Policy
On November 1, 2008, we adopted the Canadian Institute of Chartered Accountants’ (“CICA”) new accounting requirements for goodwill and intangible assets. We have restated prior periods’ financial statements for this change. The new rules required us to reclassify certain computer software from premises and equipment to intangible assets.

The impact of this change in accounting policy on the current and prior periods is as follows:

(Canadian $ in millions)

	July 31,	April 30,	January 31,	October 31,	July 31,
	2009	2009	2009	2008	2008

Consolidated Balance Sheet
(Decrease) in Premises and Equipment	$(510)	$(510)	$(515)	$(506)	$(469)
Increase in Intangible Assets	510	510	515	506	469

Consolidated Statement of Income
(Decrease) in Premises and Equipment	$(36)	$(42)	$(41)	$(37)	$(34)
Increase in Amortization of Intangible Assets	36	42	41	37	34

The following table outlines the restated software intangible assets for the current and prior periods:

(Canadian $ in millions)

	July 31,	April 30,	January 31,	October 31,	July 31,
	2009	2009	2009	2008	2008

Intangible Assets
Purchased Software (1)	$1,021	$1,006	$1,009	$1,003	$980
Developed Software (1) (2)	771	774	743	696	614

Software Intangible Assets	1,792	1,780	1,752	1,699	1,594

Accumulated Amortization	(1,282)	(1,270)	(1,237)	(1,193)	(1,125)

Carrying Value	$510	$510	$515	$506	$469

(1)	Amortized on a straight-line basis over its useful life up to a maximum of five years.
(2)	Includes $67 million as at July 31, 2009, $55 million as at April 30, 2009, $58 million as at January 31, 2009, $55 million as at October 31, 2008, and $57 million as at July 31, 2008 of software in development which is not subject to amortization.

34 • BMO Financial Group Third Quarter Report 2009

Note 3: Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at July 31, 2009, there was a $5 million ($nil as at July 31, 2008) allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)

			Credit card, consumer
			instalment and other		Business and		Customers’ liability
	Residential mortgages		personal loans		government loans		under acceptances		Total

	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
For the three months ended	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Specific Allowance at beginning of period	$21	$12	$43	$1	$447	$312	$–	$–	$511	$325
Provision for credit losses	8	3	163	82	186	349	–	–	357	434
Recoveries	–	–	27	24	8	10	–	–	35	34
Write-offs	–	–	(188)	(106)	(187)	(263)	–	–	(375)	(369)
Foreign exchange and other	–	–	–	–	(28)	3	–	–	(28)	3

Specific Allowance at end of period	29	15	45	1	426	411	–	–	500	427

General Allowance at beginning of period	21	7	236	316	1,009	636	48	52	1,314	1,011
Provision for credit losses	(2)	1	11	33	45	19	6	(3)	60	50
Foreign exchange and other	–	–	–	–	(71)	6	–	–	(71)	6

General Allowance at end of period	19	8	247	349	983	661	54	49	1,303	1,067

Total Allowance	$48	$23	$292	$350	$1,409	$1,072	$54	$49	$1,803	$1,494

Comprised of: Loans	$48	$23	$292	$350	$1,404	$1,072	$54	$49	$1,798	$1,494
Other credit instruments	–	–	–	–	5	–	–	–	5	–

			Credit card, consumer
			instalment and other		Business and		Customers’ liability
	Residential mortgages		personal loans		government loans		under acceptances		Total

	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
For the nine months ended	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Specific Allowance at beginning of period	$13	$14	$2	$1	$411	$142	$–	$–	$426	$157
Provision for credit losses	17	3	461	219	679	533	–	–	1,157	755
Recoveries	–	–	77	70	26	21	–	–	103	91
Write-offs	(1)	(2)	(495)	(289)	(661)	(292)	–	–	(1,157)	(583)
Foreign exchange and other	–	–	–	–	(29)	7	–	–	(29)	7

Specific Allowance at end of period	29	15	45	1	426	411	–	–	500	427

General Allowance at beginning of period	8	11	242	327	1,030	517	41	43	1,321	898
Provision for credit losses	11	(3)	5	22	31	85	13	6	60	110
Foreign exchange and other	–	–	–	–	(78)	59	–	–	(78)	59

General Allowance at end of period	19	8	247	349	983	661	54	49	1,303	1,067

Total Allowance	$48	$23	$292	$350	$1,409	$1,072	$54	$49	$1,803	$1,494

Comprised of: Loans	$48	$23	$292	$350	$1,404	$1,072	$54	$49	$1,798	$1,494
Other credit instruments	–	–	–	–	5	–	–	–	5	–

BMO Financial Group Third Quarter Report 2009 • 35

Note 4: Securitization
The following tables summarize our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the three and nine months ended July 31, 2009 and 2008.

(Canadian $ in millions)

	Residential mortgages		Credit card loans		Total
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
For the three months ended	2009	2008	2009	2008	2009	2008

Net cash proceeds (1)	$417	$1,622	$–	$999	$417	$2,621
Investment in securitization vehicles (2)	–	–	–	47	–	47
Deferred purchase price	14	59	–	25	14	84
Servicing liability	(1)	(9)	–	(4)	(1)	(13)

	430	1,672	–	1,067	430	2,739
Loans sold	415	1,651	–	1,047	415	2,698

Gain on sale of loans from new securitizations	$15	$21	$–	$20	$15	$41

Gain on sale of loans sold to revolving securitization vehicles	$33	$19	$116	$53	$149	$72

	Residential mortgages		Credit card loans		Total
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
For the nine months ended	2009	2008	2009	2008	2009	2008

Net cash proceeds (1)	$5,966	$4,233	$–	$1,524	$5,966	$5,757
Investment in securitization vehicles (2)	–	–	–	71	–	71
Deferred purchase price	161	193	–	38	161	231
Servicing liability	(25)	(28)	–	(6)	(25)	(34)

	6,102	4,398	–	1,627	6,102	6,025
Loans sold	6,025	4,326	–	1,597	6,025	5,923

Gain on sale of loans from new securitizations	$77	$72	$–	$30	$77	$102

Gain on sale of loans sold to revolving securitization vehicles	$124	$54	$353	$132	$477	$186

(1)	Net cash proceeds represent cash proceeds less issuance costs.
(2)	Includes credit card securities retained on-balance sheet by the Bank.

The key weighted-average assumptions used to value the deferred purchase price for the new securitizations were as follows:

	Residential mortgages (1)		Credit card loans (2)
	July 31,	July 31,	July 31,	July 31,
For the three months ended	2009	2008	2009	2008

Weighted-average life (years)	1.53	3.70	–	0.49
Prepayment rate (%)	16.00	14.00	–	40.46
Interest rate (%)	5.03	5.22	–	21.25
Expected credit losses	–	–	–	2.41
Discount rate (%)	1.28	4.19	–	10.19

	Residential mortgages (1)		Credit card loans (2)
	July 31,	July 31,	July 31,	July 31,
For the nine months ended	2009	2008	2009	2008

Weighted-average life (years)	3.12	4.15	–	0.45
Prepayment rate (%)	24.81	13.48	–	40.68
Interest rate (%)	4.31	5.42	–	21.26
Expected credit losses	–	–	–	2.41
Discount rate (%)	2.43	4.24	–	10.26

(1)	As the residential mortgages are fully insured, there are no expected credit losses.
(2)	There were no credit card securitization transactions in the three and nine months ended July 31, 2009.

36 • BMO Financial Group Third Quarter Report 2009

Note 5: Variable Interest Entities
Canadian Customer Securitization Vehicles
Customer securitization vehicles (also referred to as bank-sponsored multi-seller conduits) assist our customers with the securitization of their assets to provide them with alternate sources of funding.
     Assets held by our unconsolidated Canadian customer securitization vehicles amounted to $6,644 million as at July 31, 2009 ($11,106 million as at October 31, 2008). Our exposure to losses relates to our investment in commercial paper issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide through backstop liquidity facilities. As at July 31, 2009, we had an exposure of $891 million from commercial paper held ($2,139 million as at October 31, 2008) classified as trading securities. The total undrawn backstop liquidity facilities were $6,808 million as at July 31, 2009 ($11,040 million as at October 31, 2008). No amounts have been drawn against the facilities as at July 31, 2009 and October 31, 2008. The fair value of derivatives outstanding with these Variable Interest Entities (“VIEs”) was recorded in our Consolidated Balance Sheet as a derivative asset of $55 million as at July 31, 2009 (derivative asset of $55 million as at October 31, 2008).
     Included in our Consolidated Balance Sheet as at July 31, 2009, were assets of $815 million classified as other assets ($265 million as at October 31, 2008) relating to three VIEs we consolidate as we absorb the majority of the expected losses.
U.S. Customer Securitization Vehicle
Assets held by our unconsolidated U.S. customer securitization vehicle amounted to $5,323 million (US$4,940 million) as at July 31, 2009 ($7,993 million or US$6,636 million as at October 31, 2008). Our exposure to losses in our U.S. customer securitization vehicle relates to liquidity support we provide through liquidity facilities. As at July 31, 2009, our exposure related to undrawn backstop liquidity facilities amounted to $6,606 million (US$6,131 million) ($10,015 million or US$8,315 million as at October 31, 2008). During the year ended October 31, 2008, we provided funding of US$851 million in accordance with the terms of these liquidity facilities. The amount outstanding related to this funding as at July 31, 2009 was $219 million (US$203 million) ($538 million or US$447 million as at October 31, 2008). The fair value of derivatives outstanding with this vehicle was recorded in our Consolidated Balance Sheet as a derivative asset of $5 million (US$4 million) as at July 31, 2009 (derivative asset of $1 million or US$1 million as at October 31, 2008). We are not required to consolidate our U.S. customer securitization vehicle.
Bank Securitization Vehicles
We use bank securitization vehicles to securitize our Canadian mortgage loans and Canadian credit card loans to obtain alternate sources of funding. Total assets held by these vehicles amounted to $9,662 million as at July 31, 2009 ($9,719 million as at October 31, 2008), all of which relate to assets in Canada. We are not required to consolidate our bank securitization vehicles.
We also provide liquidity support to our Canadian mortgage bank securitization vehicles for the face value of the commercial paper outstanding. The total contract amount of the liquidity support was $5,100 million as at July 31, 2009 and October 31, 2008. No amounts were drawn as at July 31, 2009 and October 31, 2008. As at July 31, 2009, we held $32 million of the commercial paper issued by these vehicles ($509 million as at October 31, 2008) which was classified as trading securities.
     The fair value of derivatives we have outstanding with these vehicles was recorded in our Consolidated Balance Sheet as a derivative asset of $107 million as at July 31, 2009 (derivative asset of $121 million as at October 31, 2008).
Credit Protection Vehicle
We sponsor Apex Trust (“Apex”), a VIE that provides credit protection to investors on investments in corporate debt portfolios through credit default swaps. Assets held by Apex were $2,416 million as at July 31, 2009 ($2,794 million as at October 31, 2008). A senior funding facility of $1,130 million is available to Apex, of which we provide $1,030 million. As at July 31, 2009, $214 million had been drawn against our facility ($553 million as at October 31, 2008). We have also authorized a senior demand facility for Apex of $1 billion. No amounts have been drawn against this facility. We have entered into credit default swaps with swap counterparties and offsetting swaps with Apex.
     As at July 31, 2009, our net exposure from mid-term notes (“MTNs”) we hold was $423 million ($625 million as at October 31, 2008). A third party holds its exposure to Apex through a total return swap with us on $600 million of MTNs. We are not required to consolidate Apex.
Structured Investment Vehicles
Structured investment vehicles (“SIVs”) provide investment opportunities in customized, diversified debt portfolios in a variety of asset and rating classes. We hold interests in two SIVs and act as asset manager. Assets held by these SIVs were US$5,624 million and €598 million as at July 31, 2009 (US$6,824 million and €698 million as at October 31, 2008).
     Our exposure to loss relates to our investments in these vehicles, derivative contracts we have entered into with the vehicles and senior funding we provide through a liquidity facility in order to fund the repayment of senior notes. Our investment in the capital notes of the SIVs is recorded in available-for-sale securities in our Consolidated Balance Sheet, and was written down to $nil as at July 31, 2009 and October 31, 2008. Amounts drawn on the liquidity facility provided to the SIVs were US$6,372 million and €622 million as at July 31, 2009 (US$3,716 million and €477 million as at October 31, 2008). Liquidity facilities were US$6,611 million and €650 million as at July 31, 2009 (US$7,672 million and €672 million as at October 31, 2008). The fair value of the derivative contracts we have outstanding with the SIVs was recorded in our Consolidated Balance Sheet as a derivative asset of $13 million as at July 31, 2009 (derivative asset of $57 million as at October 31, 2008). We are not required to consolidate these SIVs.

BMO Financial Group Third Quarter Report 2009 • 37

Note 6: Financial Instruments
Change in Accounting Policy
On August 1, 2008, we elected to transfer securities from trading to available-for-sale for which we had a change in intent caused by current market circumstances to hold the securities for the foreseeable future rather than to exit or trade them in the short term.

A continuity of the transferred securities is as follows:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2009	April 30, 2009	January 31, 2009	July 31, 2009

Fair value of securities at beginning of period	$1,732	$1,737	$1,955	$1,955
Net (sales/maturities) purchases	(175)	(54)	(222)	(451)
Fair value change recorded in Other Comprehensive Income	62	93	31	186
Other than temporary impairment recorded in income	(23)	(8)	(50)	(81)
Impact of foreign exchange	(103)	(36)	23	(116)

Fair value of securities at end of period	$1,493	$1,732	$1,737	$1,493

Future Changes in Accounting Standards
On August 20, 2009, the CICA released new accounting requirements relating to the classification and measurement of financial assets which are effective for the Bank in the fourth quarter of 2009. The new standard requires that we reclassify available-for-sale and trading debt securities to loans and receivables when there is no active market and that certain loans with an active market be reclassified to available-for-sale securities. Impairment on the reclassified debt securities will be calculated in a manner consistent with our loan portfolio, based on our assessment of the recoverability of principal and interest. Reclassifications will be made as of November 1, 2008 and as a result, other than temporary impairment charges that do not reflect credit losses recorded in the nine months ended July 31, 2009 will be reversed. We do not expect the adoption of this accounting standard to have a material impact on our results.

Fair Value Measurement
We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities were as follows:

(Canadian $ in millions)
							Derivative Instruments
	Available-for-sale securities		Trading securities		Fair value liabilities		Asset		Liability
	July 31,	October 31,	July 31,	October 31,	July 31,	October 31,	July 31,	October 31,	July 31,	October 31,
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Valued using quoted market prices	$25,430	$9,044	$62,911	$64,129	$12,717	$18,792	$2,651	$6,170	$1,667	$2,096
Valued using internal models (with observable inputs)	14,927	20,873	2,005	1,441	2,459	2,493	55,512	57,601	56,399	57,568
Valued using internal models (without observable inputs)	2,202	2,198	1,236	462	–	–	1,417	1,815	504	384

Total	$42,559	$32,115	$66,152	$66,032	$15,176	$21,285	$59,580	$65,586	$58,570	$60,048

Sensitivity analysis for the most significant items valued using internal models without observable inputs is described below.
     Within trading securities as at July 31, 2009 was $423 million of Apex MTNs with a face value of $815 million (see Note 5). The valuation of these MTNs has been determined by management based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the MTNs and is impacted by changes in credit spreads and the ratings of the underlying credit default swaps. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $(9) million and $9 million, respectively. The impact on income for the quarter ended July 31, 2009 related to changes in the fair value of our investment in Apex MTNs was income of $16 million before tax (charge of $202 million before tax for the nine months ended July 31, 2009).
Within trading securities as at July 31, 2009 was $145 million (face value $323 million) of notes related to the Montreal Accord. The valuation of these notes has been determined by management based on expected discounted cash flows. The determination of the discount rate used in the discounted cash flow model has the most significant impact on the valuation of the notes and is impacted by changes in credit spreads and the rating of the notes. The impact of assuming the discount rate increased or decreased by 50 basis points would result in a change in fair value of $(5) million and $5 million, respectively.
     Within derivative assets and derivative liabilities as at July 31, 2009 was $736 million and $87 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. The valuation of these derivatives has been determined by management based on estimates of current market spreads for similar structured products. The

38 • BMO Financial Group Third Quarter Report 2009

impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(4) million and $4 million, respectively. The impact on income for the quarter ended July 31, 2009 related to changes in the fair value of these derivatives was income of $40 million before tax ($71 million before tax for the nine months ended July 31, 2009).
Financial Liabilities Designated as Held for Trading
A portion of our structured note liabilities has been designated as held for trading and is accounted for at fair value. The change in fair value of these structured notes was an increase in non-interest revenue, trading revenues of $23 million for the quarter ended July 31, 2009, including a charge of $76 million attributable to changes in our credit spread ($95 million and $142 million, respectively, for the nine months ended July 31, 2009). We recognized offsetting losses on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.
      The change in fair value related to changes in our credit spread that has been recognized since they were designated as held for trading to July 31, 2009 was an unrealized loss of $27 million. In the first quarter of 2009, we hedged the exposure to changes in our credit spreads and have recorded $134 million of gains on these hedging instruments since inception.
     The fair value and amount due at contractual maturity of structured notes accounted for as held for trading as at July 31, 2009 were $2,459 million and $2,745 million, respectively ($2,493 million and $2,982 million, respectively, as at October 31, 2008).

Note 7: Guarantees
In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $12,000 million as at July 31, 2009 ($15,270 million as at October 31, 2008). Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans.
     No amount was included in our Consolidated Balance Sheet as at July 31, 2009 and October 31, 2008 related to these standby letters of credit and guarantees.
Backstop and Other Liquidity Facilities
Backstop liquidity facilities are provided to Asset-Backed Commercial Paper (“ABCP”) programs administered either by us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.
The maximum amount payable under these backstop and other liquidity facilities totalled $20,503 million as at July 31, 2009 ($32,806 million as at October 31, 2008). As at July 31, 2009, $315 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($656 million as at October 31, 2008), of which $219 million (US$203 million) ($538 million or US$447 million as at October 31, 2008) related to the U.S. customer securitization vehicle discussed in Note 5.
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered either by us or third parties. As at July 31, 2009, credit enhancement facilities of $7,581 million ($6,243 million as at October 31, 2008) are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle and bank securitization vehicles discussed in Note 5.
Senior Funding Facilities
We also provide senior funding support to our SIVs and our credit protection vehicle. The majority of these facilities support the repayment of senior note obligations of the SIVs. As at July 31, 2009, $8,035 million was drawn ($5,761 million as at October 31, 2008), in accordance with the terms of the funding facilities related to the SIVs and credit protection vehicle discussed in Note 5.
     In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $300 million. No amounts were drawn as at July 31, 2009.

Note 8: Acquisitions
We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets, and the liabilities assumed, based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.
AIG Life Insurance Company of Canada
On April 1, 2009, we completed the acquisition of AIG Life Insurance Company of Canada (“BMO Life Assurance”), for cash consideration of
$330 million, subject to a post-closing adjustment based on net assets. The acquisition of BMO Life Assurance will provide our clients with a wider range of investment, financial planning and insurance solutions. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over five years, a non-compete agreement which is being amortized on a straight-line basis over two years, a computer software intangible asset which is being amortized on a straight-line basis over five years, and existing computer software intangible assets which are being amortized on a straight-line basis over five years. Goodwill related to this acquisition is not deductible for tax purposes. BMO Life Assurance is part of our Private Client Group reporting segment.

BMO Financial Group Third Quarter Report 2009 • 39

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)

BMO Life
Assurance

Cash resources	$352

Securities	2,638

Loans	54

Premises and equipment	18

Goodwill	1

Intangible assets	15

Other assets	142

Total assets	3,220

Other liabilities	2,890

Total liabilities	2,890

Purchase price	$330

The allocation of the purchase price for BMO Life Assurance is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.
Note 9: Employee Compensation
Stock Options
During the nine months ended July 31, 2009, we granted a total of 2,220,027 stock options. The weighted-average fair value of options granted during the nine months ended July 31, 2009 was $5.57 per option. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For stock options granted during the nine months ended July 31, 2009

Expected dividend yield	5.9%
Expected share price volatility	23.8%
Risk-free rate of return	2.6%
Expected period until exercise (in years)	6.5

Changes to the input assumptions can result in materially different fair value estimates.
Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)

	Pension benefit plans		Other employee future benefit plans

	July 31,	July 31,	July 31,	July 31,
For the three months ended	2009	2008	2009	2008

Benefits earned by employees	$29	$34	$3	$4
Interest cost on accrued benefit liability	64	57	12	14
Actuarial loss recognized in expense	18	2	–	2
Amortization of plan amendment costs	4	3	(1)	(1)
Expected return on plan assets	(60)	(73)	(1)	(1)

Benefits expense	55	23	13	18
Canada and Quebec pension plan expense	16	15	–	–
Defined contribution expense	1	4	–	–

Total pension and other employee future benefit expenses	$72	$42	$13	$18

	Pension benefit plans		Other employee future benefit plans

	July 31,	July 31,	July 31,	July 31,
For the nine months ended	2009	2008	2009	2008

Benefits earned by employees	$97	$114	$9	$14
Interest cost on accrued benefit liability	195	171	38	39
Actuarial loss recognized in expense	56	8	–	8
Amortization of plan amendment costs	10	8	(5)	(4)
Expected return on plan assets	(183)	(218)	(4)	(4)

Benefits expense	175	83	38	53
Canada and Quebec pension plan expense	49	47	–	–
Defined contribution expense	5	11	–	–

Total pension and other employee future benefit expenses	$229	$141	$38	$53

40 • BMO Financial Group Third Quarter Report 2009

Note 10: Restructuring Charge
The continuity of our 2007 restructuring charge is as follows:

Severance
(Canadian $ in millions)	related charges

Opening Balance as at November 1, 2007	$96
Paid in the year ended October 31, 2008	(45)
Reversal in the year ended October 31, 2008	(8)

Balance as at October 31, 2008	43
Paid in the quarter ended January 31, 2009	(13)

Balance as at January 31, 2009	30
Paid in the quarter ended April 30, 2009	(7)

Balance as at April 30, 2009	23
Paid in the quarter ended July 31, 2009	(5)
Reversal in the quarter ended July 31, 2009	(10)

Balance as at July 31, 2009	$8

Note 11: Subordinated Debt
During the quarter ended January 31, 2009, our $140 million 10.85% Debentures, Series 12 matured.
     During the quarter ended January 31, 2009, we issued $450 million of BMO Tier 1 Notes – Series A (“BMO T1Ns – Series A”), due December 31, 2107, through BMO Capital Trust II (“Trust II”). Trust II is a variable interest entity which we are not required to consolidate; therefore, the BMO T1Ns – Series A issued by Trust II are not reported in our Consolidated Balance Sheet. Refer to Note 11 in our First Quarter Report to Shareholders for additional information on BMO T1Ns – Series A.
During the quarter ended April 30, 2008, we issued $900 million of subordinated debt under our Canadian Medium-Term Note Program. The issue, Series F Medium-Term Notes, First Tranche, is due March 2023. Interest on this issue is payable semi-annually at a fixed rate of 6.17% until March 28, 2018, and at a floating rate equal to the rate on three month Bankers’ Acceptances plus 2.50%, paid quarterly, thereafter to maturity.
     During the quarter ended April 30, 2008, we redeemed all of our 5.75% Series A Medium-Term Notes, Second Tranche, due 2013, totalling $150 million. The notes were redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.

Note 12: Share Capital
During the quarter ended July 31, 2009, we issued 16,000,000 5.4% Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 23, at a price of $25.00 per share, representing an aggregate issue price of $400 million.
     During the quarter ended April 30, 2009, we issued 11,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 21, at a price of $25.00 per share, representing an aggregate issue price of $275 million.
     During the quarter ended January 31, 2009, we issued 33,340,000 common shares at a price of $30.00 per share, representing an aggregate issue price of approximately $1.0 billion.
     During the quarter ended January 31, 2009, we issued 6,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred Shares, Series 18, at a price of $25.00 per share, representing an aggregate issue price of $150 million.
     During the quarter ended January 31, 2009, we redeemed all of our 10,000,000 Non-Cumulative Class B Preferred Shares, Series 6 that were classified as preferred share liabilities, at a price of $25.00 per share plus any declared and unpaid dividends to the date of redemption. This represents an aggregate redemption price of approximately $253 million.
During the quarter ended July 31, 2008, we issued 12,000,000 5.2% Non-Cumulative Rate Reset Class B Preferred Shares, Series 16, at a price of $25.00 per share, representing an aggregate issue price of $300 million.
     During the quarter ended April 30, 2008, we issued 10,000,000 5.8% Non-Cumulative Perpetual Class B Preferred Shares, Series 15, at a price of $25.00 per share, representing an aggregate issue price of $250 million.
     During the quarters ended July 31, 2009 and July 31, 2008, we did not repurchase any common shares.
     We have not repurchased any common shares under the existing normal course issuer bid that expires on September 7, 2009 and pursuant to which we are permitted to purchase up to 15,000,000 common shares.
Treasury Shares
When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a value higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a value below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to treasury shares.

BMO Financial Group Third Quarter Report 2009 • 41

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)			July 31, 2009

	Number of shares	Amount	Convertible into...

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	$200	–
Class B – Series 10 (c)	12,000,000	396	common shares (b)
Class B – Series 13	14,000,000	350	–
Class B – Series 14	10,000,000	250	–
Class B – Series 15	10,000,000	250	–
Class B – Series 16	12,000,000	300	–
Class B – Series 18	6,000,000	150	–
Class B – Series 21	11,000,000	275	–
Class B – Series 23	16,000,000	400	–

		2,571
Common Shares	548,462,203	6,055

Share Capital		$8,626

Stock options issued under stock option plan		n/a	19,789,710 common shares

(a)	For additional information refer to Notes 21 and 23 to our consolidated financial statements for the year ended October 31, 2008 on pages 135 to 138 of our 2008 Annual Report.

(b)	The number of shares issuable on conversion is not determinable until the date of conversion.
(c)	Face value is US$300 million.

n/a – not applicable

Note 13: Capital Management
Our capital management framework is designed to maintain the level of capital that: meets our target regulatory capital ratios; meets our internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds long-term shareholder value.
We have met our capital targets as at July 31, 2009. Our capital position as at July 31, 2009 is detailed in the Capital Management section on page 14 of Management’s Discussion and Analysis of the Third Quarter Report to Shareholders.

Note 14: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, liquidity and funding risk.
Credit and Counterparty Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.
Market Risk
Market risk is the potential for a negative impact on the balance sheet and/or income statement resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.
Liquidity and Funding Risk
Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
     Key measures as at July 31, 2009 are outlined in the Risk Management section on pages 9 to 11 of Management’s Discussion and Analysis of the Third Quarter Report to Shareholders.

Note 15: United States Generally Accepted Accounting Principles
Reporting under United States GAAP would have resulted in the following:

(Canadian $ in millions, except earnings per share figures)	For the three months ended		For the nine months ended

	July 31,	July 31,	July 31,	July 31,
	2009	2008	2009	2008

Net Income – Canadian GAAP	$557	$521	$1,140	$1,418
United States GAAP adjustments	16	5	128	23

Net Income – United States GAAP	$573	$526	$1,268	$1,441

Earnings Per Share
Basic – Canadian GAAP	$0.97	$1.00	$1.97	$2.73
Basic – United States GAAP	1.00	1.01	2.21	2.78
Diluted – Canadian GAAP	0.97	0.98	1.97	2.70
Diluted – United States GAAP	0.99	1.00	2.20	2.75

42 • BMO Financial Group Third Quarter Report 2009

Other-than-Temporary Impairment
During the quarter ended July 31, 2009, we adopted new United States guidance issued by the Financial Accounting Standards Board which amended the impairment assessment guidance and recognition principles of other-than-temporary impairment for debt securities and enhanced the presentation and disclosure requirements for debt and equity securities.
Under the new guidance, if a debt security is determined to be other-than-temporarily impaired, the amount of the impairment equal to the credit loss will be recorded in income and the remaining impairment charge will be recorded in other comprehensive income. Under Canadian GAAP, all impairment is recorded in income.

BMO Financial Group Third Quarter Report 2009 • 43

Note 16: Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including: everyday banking, financing, investing and credit cards, as well as a full suite of commercial and capital market products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines. Effective in the third quarter of 2009, the results of our term deposits business are reflected in P&C Canada rather than Private Client Group. Prior periods have been restated to reflect this reclassification.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select U.S. Midwest markets through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and solutions, including full-service, online brokerage and insurance in Canada, and private banking and investment products in Canada and the United States. Effective in the third quarter of 2009, all of our insurance operations operate within PCG. Prior periods have been restated to reflect this reclassification.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, its clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading.
Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings and activities related to the management of certain balance sheet positions and our overall asset liability structure.
Technology and Operations (“T&O”) manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
     Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
      Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Notes 1 and 2. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.
     Analysis on a teb basis neutralizes the impact of investing in tax-exempt or tax-advantaged securities rather than fully taxable securities with higher yields. It reduces distortions in net interest income related to the choice of tax-advantaged and taxable investments.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group over an economic cycle. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

44 • BMO Financial Group Third Quarter Report 2009

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)

	P&C	P&C			Corporate	Total
For the three months ended July 31, 2009 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$953	$210	$87	$440	$(224)	$1,466
Non-interest revenue	400	62	434	593	23	1,512

Total Revenue	1,353	272	521	1,033	(201)	2,978
Provision for credit losses	97	17	1	43	259	417
Non-interest expense	737	215	392	516	13	1,873

Income before taxes and non‑controlling interest in subsidiaries	519	40	128	474	(473)	688
Income taxes	163	15	8	131	(205)	112
Non-controlling interest in subsidiaries	–	–	–	–	19	19

Net Income	$356	$25	$120	$343	$(287)	$557

Average Assets	$124,070	$29,081	$12,941	$240,889	$15,536	$422,517

Goodwill (As At)	$119	$979	$345	$106	$2	$1,551

	P&C	P&C			Corporate	Total
For the three months ended July 31, 2008 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$869	$197	$97	$294	$(175)	$1,282
Non-interest revenue	383	51	468	459	103	1,464

Total Revenue	1,252	248	565	753	(72)	2,746
Provision for credit losses	87	12	1	29	355	484
Non-interest expense	697	194	394	477	20	1,782

Income before taxes and non-controlling interest in subsidiaries	468	42	170	247	(447)	480
Income taxes	153	14	45	(16)	(255)	(59)
Non-controlling interest in subsidiaries	–	–	–	–	18	18

Net Income	$315	$28	$125	$263	$(210)	$521

Average Assets	$126,242	$27,538	$8,697	$231,265	$2,131	$395,873

Goodwill (As At)	$104	$903	$338	$102	$2	$1,449

	P&C	P&C			Corporate	Total
For the nine months ended July 31, 2009 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$2,757	$683	$265	$1,460	$(1,037)	$4,128
Non-interest revenue	1,121	180	1,202	1,112	332	3,947

Total Revenue	3,878	863	1,467	2,572	(705)	8,075
Provision for credit losses	285	53	4	129	746	1,217
Non-interest expense	2,134	680	1,140	1,440	208	5,602

Income before taxes and non-controlling interest in subsidiaries	1,459	130	323	1,003	(1,659)	1,256
Income taxes	461	46	52	232	(732)	59
Non-controlling interest in subsidiaries	–	–	–	–	57	57

Net Income	$998	$84	$271	$771	$(984)	$1,140

Average Assets	$123,804	$32,051	$11,057	$269,745	$11,922	$448,579

Goodwill (As At)	$119	$979	$345	$106	$2	$1,551

	P&C	P&C			Corporate	Total
For the nine months ended July 31, 2008 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	$2,541	$536	$275	$845	$(534)	$3,663
Non-interest revenue	1,052	184	1,365	873	255	3,729

Total Revenue	3,593	720	1,640	1,718	(279)	7,392
Provision for credit losses	252	31	3	87	492	865
Non-interest expense	2,022	559	1,137	1,300	58	5,076

Income before taxes and non-controlling interest in subsidiaries	1,319	130	500	331	(829)	1,451
Income taxes	434	46	132	(90)	(544)	(22)
Non-controlling interest in subsidiaries	–	–	–	–	55	55

Net Income	$885	$84	$368	$421	$(340)	$1,418

Average Assets	$124,499	$25,744	$8,469	$232,024	$3,029	$393,765

Goodwill (As At)	$104	$903	$338	$102	$2	$1,449

(1)	Corporate Services includes Technology and Operations.

(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.
Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

BMO Financial Group Third Quarter Report 2009 • 45

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)

			Other
For the three months ended July 31, 2009	Canada	United States	countries	Total

Net interest income	$1,020	$380	$66	$1,466
Non-interest revenue	1,083	287	142	1,512

Total Revenue	2,103	667	208	2,978
Provision for credit losses	154	243	20	417
Non-interest expense	1,361	471	41	1,873

Income before taxes and non-controlling interest in subsidiaries	588	(47)	147	688
Income taxes	135	(26)	3	112
Non-controlling interest in subsidiaries	13	6	–	19

Net Income	$440	$(27)	$144	$557

Average Assets	$262,875	$130,315	$29,327	$422,517

Goodwill (As At)	$436	$1,091	$24	$1,551

			Other
For the three months ended July 31, 2008	Canada	United States	countries	Total

Net interest income	$934	$285	$63	$1,282
Non-interest revenue	1,154	293	17	1,464

Total Revenue	2,088	578	80	2,746
Provision for credit losses	32	452	–	484
Non-interest expense	1,303	433	46	1,782

Income before taxes and non-controlling interest in subsidiaries	753	(307)	34	480
Income taxes	50	(116)	7	(59)
Non-controlling interest in subsidiaries	13	5	–	18

Net Income	$690	$(196)	$27	$521

Average Assets	$232,104	$131,972	$31,797	$395,873

Goodwill (As At)	$422	$1,007	$20	$1,449

			Other
For the nine months ended July 31, 2009	Canada	United States	countries	Total

Net interest income	$2,636	$1,230	$262	$4,128
Non-interest revenue	2,896	919	132	3,947

Total Revenue	5,532	2,149	394	8,075
Provision for credit losses	392	805	20	1,217
Non-interest expense	3,977	1,504	121	5,602

Income before taxes and non-controlling interest in subsidiaries	1,163	(160)	253	1,256
Income taxes	174	(112)	(3)	59
Non-controlling interest in subsidiaries	40	17	–	57

Net Income	$949	$(65)	$256	$1,140

Average Assets	$269,085	$149,384	$30,110	$448,579

Goodwill (As At)	$436	$1,091	$24	$1,551

			Other
For the nine months ended July 31, 2008	Canada	United States	countries	Total

Net interest income	$2,691	$745	$227	$3,663
Non-interest revenue	2,901	869	(41)	3,729

Total Revenue	5,592	1,614	186	7,392
Provision for credit losses	185	673	7	865
Non-interest expense	3,694	1,244	138	5,076

Income before taxes and non-controlling interest in subsidiaries	1,713	(303)	41	1,451
Income taxes	193	(163)	(52)	(22)
Non-controlling interest in subsidiaries	41	14	–	55

Net Income	$1,479	$(154)	$93	$1,418

Average Assets	$234,065	$127,656	$32,044	$393,765

Goodwill (As At)	$422	$1,007	$20	$1,449

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

46 • BMO Financial Group Third Quarter Report 2009